May 22, 2009
H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Atlas America, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 17, 2009 Form 8-K Filed November 26, 2008 File No. 001-32169
Dear Mr. Owings:
     On behalf of Atlas America, Inc. (the “Company”), we wish to respond to your comment letters dated April 30, 2009 concerning the above-referenced filings. For your convenience, we first restate your comments in italics and then provide the Company’s response.
Purpose of the Amendment, page 8
     1. Please refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the proposed increase in authorized shares. In doing so, please discuss any other provisions of your articles, bylaws, or other governing documents that may have material anti-takeover consequences. Disclose whether there are any plans, intentions or proposals to adopt other provisions or enter into any other arrangements that may have material anti-takeover consequences. Please disclose, if true, that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders without further shareholder approval.
     The Company has reviewed SEC Release No. 34-15230 (October 13, 1978), “Anti-takeover or Similar Proposals.” The Company has revised the Proxy Statement at page 8 to disclose that additional authorized shares of common stock could have an anti-takeover effect

(for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of the Board or contemplating a tender offer or other transaction resulting in our acquisition by another company). The Company has also revised the Proxy Statement to disclose that it has no plans, intentions or proposals to adopt provisions or enter into arrangements that may have material anti-takeover consequences. The Company acknowledges the Staff’s comment and has included a discussion of the possible anti-takeover effects of (i) the increase in authorized shares, (ii) other provisions of the Company’s certificate of incorporation and bylaws that have material anti-takeover consequences, and (iii) any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.
     2. We note your disclosure of the first sentence of the second paragraph that you have no immediate plans, agreements, arrangements, commitments or understandings with respect to the issuance of additional shares. Please expand your disclosure to indicate whether you have any intentions with regard to the issuance of the shares.
     The Company has revised the Proxy Statement to indicate that except for the possibility of using the additional shares in connection with the proposed merger with its affiliate, Atlas Energy Resources, LLC, the Company has no intentions with regard to those shares.
Form 8-K filed November 26, 2008
     3. We note your disclosure that certain of your shareholders may have rescission rights with respect to their purchase of shares under your Investment Savings Plan and that such rescission rights represent a contingent liability of yours. Please state whether you intend to conduct a rescission offer with respect to these shares and discuss the analysis you conducted in making this determination. In this regard, please address the materiality of the liability you believe exists as a result of the rescission rights. In your analysis, please also address the apparent lack of disclosure in your Form 10-K for the fiscal year ended December 31, 2008.
     We do not currently intend to conduct a rescission offer with respect to the purchase of unregistered securities under our Investment Savings Plan. In analyzing whether to conduct a rescission offer, we considered the following: the statute of limitations applicable to any such claims, the timing and volume of purchases of unregistered securities, the cost of conducting a rescission offer, the fact that we filed a Form 8-K with respect to our discovery of the purchase of unregistered securities, defenses we may have to claims for rescission under the Securities Act of 1933, and the fact that “liabilities under the federal securities laws are not terminated merely because potentially liable persons make a registered rescission offer.” Steiger Tractor Co., No-action letter (avail. July 21, 1975).
     We believe that the contingent liability that exists as a result of the rescission rights is not material to our consolidated financial statements as of and for the year ended December 31, 2008. We calculate that, as of December 31, 2008, the maximum exposure to any claims for rescission was $2,116,231, which amount represents the total purchase price of the 43,982.3 shares purchased under the Investment Savings Plan between January 1, 2008 and our filing of a registration statement on Form S-8 on November 26, 2008, taking into account what we believe to be a one year statute of limitations applicable to any such claims. Furthermore, we have not received any claims for rescission as of May 22, 2009, at which date we calculate that the maximum exposure to any claims for rescission is $993,352, which amount represents the total purchase price of the 25,017.7 shares purchased under the Investment Savings Plan between May 7, 2008 and our filing of a registration statement on Form S-8 on November 26, 2008, taking into account what we believe to be a one year statute of limitations applicable to any such claims. We have determined that it is not probable that any such claims will be asserted, and no such claims have been asserted as of the date of this letter. As a result of such determination, in accordance with the provisions of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS No. 5”), we note that we are not required to record this adjustment to the financial statements for the above referenced period. SFAS No. 5 further guides that if it is reasonably possible, but not probable, that a claim has been incurred and the amount of the claim can be reasonably estimated, disclosure of the contingency shall be made in the footnotes to the financial statements, subject to materiality of the amounts.
     With regard to the materiality to our financial statements and footnotes thereto as of and for the year ended December 31, 2008, we note that the journal entry the Registrant would need to record to recognize the maximum exposure to any claims for rescission would be a debit to reduce stockholders’ equity and a credit to increase liabilities. As such, we have quantitatively measured the impact of the maximum exposure to any claims for rescission as follows in accordance with Staff Accounting Bulletin No. 99, “Materiality” (“SAB 99”) (dollars in thousands):

Potential Maximum Exposure	At December 31, 2008
Adjustment Amount	$(2,116)
Total stockholders’ equity	$411,515
Adjustment as % of total stockholders’ equity	0.5%

Adjustment Amount	$(2,116)
Total liabilities	$4,413,734
Adjustment as % of total liabilities	0.05%
     The Registrant also reviewed the qualitative aspects of the potential adjustment in accordance with SAB 99, including whether the adjustment masks a change in earnings or other trends, hides a failure to meet analysts’ consensus expectations for the entity, changes a loss into income or vice versa, affects the Registrant’s compliance with regulatory requirements, affects the Registrant’s compliance with loan covenants or other contractual requirements and has the effect of increasing management’s compensation. After reviewing all of these and other qualitative factors, in combination with the adjustment’s quantitative characteristics, we do not believe that the potential adjustment has a material effect on the financial statements and footnotes thereto for the above referenced period.
     With respect to the lack of disclosure regarding claims for rescission in our Form 10-K for the fiscal year ended December 31, 2008, as stated above, we believe the contingent liability associated with such rights is not material and therefore did not address such liability in the financial statements or the footnotes to the financial statements.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

ATLAS AMERICA, INC.
/s/ Lisa Washington
Lisa Washington
Chief Legal Officer and Secretary